Exhibit 11

CONSENT OF INDEPENDENT PUBLIC

ACCOUNTING FIRM

April 9, 2024

Board of Directors

Flower Turbines, Inc.

We hereby consent to the inclusion in the Offering Circular (or other documents) filed under Regulation A tier 2 on Form 1-A or 1-K of our report dated March 18, 2024 with respect to the balance sheets of Flower Turbines, Inc. as of December 31, 2023 and 2022 and the related statements of operations, shareholders’ equity/deficit and cash flows for the years then ended and the related notes to the financial statements. Our opinion does not cover any subsequent events from the date of our report i.e. March 18, 2024 till the date of this letter that might have an impact on the financial statements and the fact has been disclosed in Footnote 11 – Unaudited Subsequent Events to the financial statements.

By: SetApart FS

Date: April 9, 2024